EXHIBIT 21.1

LIST OF SUBSIDIARIES AND VARIABLE INTEREST ENTITY

Subsidiaries	Jurisdiction of Organization	Percentage of Ownership
Lohas World Co. Ltd	British Virgin Islands	100%
Lohas (Global) Group Co., Limited	Hong Kong	100%
Lohas World (Shenzhen) Intelligent Technology Co., Ltd.	PRC	100%
Shenzhen Lohas Intelligent Supply Chain Management Co., Ltd.	PRC	100%

Variable Interest Entity	Jurisdiction of Organization	Percentage of Ownership
Lohas Agricultural Information Technology Co., Ltd.	PRC	N/A

Subsidiaries of Variable Interest Entity	Jurisdiction of Organization	Percentage of Ownership
Shenzhen Lohas Supply Chain Management Co., Ltd.	PRC	100%
Shenzhen Lohas Direct Procurement Supply Chain Management Co., Ltd.	PRC	100%
Shenzhen Lohas Quality Products Supply Chain Management Co., Ltd.	PRC	100%